SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Douglas County District Attorney’s Office Selects NICE Justice to Manage Growing Digital Evidence, dated October 2, 2023.
99.2	NICE Positioned in The Next 100 Global Awards 2023 by Global Banking & Finance Review as Digital Transformation Partner Company Innovator, dated October 3, 2023.
99.3	NICE to acquire LiveVox, revolutionizing how organizations manage proactive outreach with the power of conversational AI at scale, dated October 4, 2023.
99.4	Ottawa Police Service Selects NICE for Next Generation 911 Digital Transformation Initiative, dated October 5, 2023.
99.5	NICE Named an Exemplary Leader in Ventana Research 2023 Buyers Guide for Contact Center Suites, dated October 10, 2023.
99.6	Alaska Department of Law Selects NICE Justice for Statewide Digital Transformation of Criminal Justice, dated October 16, 2023.
99.7	NICE Announces 2023 PSAPs’ Finest Award Winners for Achievements in Emergency Communications, dated October 17, 2023.
99.8	Mazda Selects NICE’s AI-powered CXone to Streamline Operations and Deliver Superior Customer Experiences, dated October 18, 2023.
99.9	NICE Named a Leader in Everest Group’s Task Mining Products PEAK Matrix, dated October 19, 2023.
99.10	NICE Actimize Positioned As Overall Leader in the 2023 Quadrant Knowledge Solutions Enterprise Fraud Management Report, dated October 23, 2023.
99.11	Hastings Direct Standardizes CX Operations on CXone and Boosts Agent Productivity and Engagement, dated October 24, 2023.
99.12	NICE Named Exemplary Leader in Ventana Research 2023 Buyers Guide for Agent Management, October 25, 2023.
99.13	NICE Positioned As Industry Leader Across All Three Contact Center Categories in destinationCRM’s 2023 Industry Leadership Awards, dated October 26, 2023.
99.14	NICE Actimize Named Winner for Suitability Technology Product Category by 2023 WealthBriefing European Awards, dated October 30, 2023.
99.15	NICE Actimize X-Sight DataIQ ClarityKYC Wins Best Data Solution for Regulatory Compliance in A-Team Group’s 2023 Data Management Insight Awards, dated October 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: November 7, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Douglas County District Attorney’s Office Selects NICE Justice to Manage Growing Digital Evidence, dated October 2, 2023.
99.2	NICE Positioned in The Next 100 Global Awards 2023 by Global Banking & Finance Review as Digital Transformation Partner Company Innovator, dated October 3, 2023.
99.3	NICE to acquire LiveVox, revolutionizing how organizations manage proactive outreach with the power of conversational AI at scale, dated October 4, 2023.
99.4	Ottawa Police Service Selects NICE for Next Generation 911 Digital Transformation Initiative, dated October 5, 2023.
99.5	NICE Named an Exemplary Leader in Ventana Research 2023 Buyers Guide for Contact Center Suites, dated October 10, 2023.
99.6	Alaska Department of Law Selects NICE Justice for Statewide Digital Transformation of Criminal Justice, dated October 16, 2023.
99.7	NICE Announces 2023 PSAPs’ Finest Award Winners for Achievements in Emergency Communications, dated October 17, 2023.
99.8	Mazda Selects NICE’s AI-powered CXone to Streamline Operations and Deliver Superior Customer Experiences, dated October 18, 2023.
99.9	NICE Named a Leader in Everest Group’s Task Mining Products PEAK Matrix, dated October 19, 2023.
99.10	NICE Actimize Positioned As Overall Leader in the 2023 Quadrant Knowledge Solutions Enterprise Fraud Management Report, dated October 23, 2023.
99.11	Hastings Direct Standardizes CX Operations on CXone and Boosts Agent Productivity and Engagement, dated October 24, 2023.
99.12	NICE Named Exemplary Leader in Ventana Research 2023 Buyers Guide for Agent Management, October 25, 2023.
99.13	NICE Positioned As Industry Leader Across All Three Contact Center Categories in destinationCRM’s 2023 Industry Leadership Awards, dated October 26, 2023.
99.14	NICE Actimize Named Winner for Suitability Technology Product Category by 2023 WealthBriefing European Awards, dated October 30, 2023.
99.15	NICE Actimize X-Sight DataIQ ClarityKYC Wins Best Data Solution for Regulatory Compliance in A-Team Group’s 2023 Data Management Insight Awards, dated October 31, 2023.